SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A
                                (Amendment No. 5)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               SPRINT CORPORATION
             (Exact name of registrant as specified in its charter)


                       Kansas                       48-0457967
             (State of incorporation or          (I.R.S. Employer
                    organization)              Identification No.)

                   P.O. Box 11315
                   Kansas City, MO                    64112
                (Address of principal               (zip code)
                 executive office)


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class to        Name of Each Exchange on Which
          be Registered                 Each Class is to be Registered

          Series 1 PCS Common           New York Stock Exchange
          Stock, par value $1.00
          per share

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box X

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box

Securities  Act  registration  statement file number to which this form relates:
_______________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                              None
                        (Title of class)


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Item  1.         Description  of Registrant's  Securities  to  be
Registered.

AUTHORIZED CAPITAL STOCK

     The 8,920,000,000 shares of authorized capital stock of Sprint are divided into three classes of common stock and a class of preferred stock. The common stock consists of the FON Common Stock, the PCS Common Stock and the Class A Common Stock. Each class of stock, other than the Class A Common Stock, is divided into series, as follows:

     FON Stock

     o 2,500,000,000 shares of FON Common Stock, Series 1, par value $2.00 per share

     o 500,000,000 shares of FON Common Stock, Series 2, par value $2.00 per share

     o 1,200,000,000 shares of FON Common Stock, Series 3, par value $2.00 per share

     PCS Stock

     o 3,000,000,000 shares of PCS Common Stock, Series 1, par value $1.00 per share

     o 1,000,000,000 shares of PCS Common Stock, Series 2, par value $1.00 per share

     o 600,000,000 shares of PCS Common Stock, Series 3, par value $1.00 per share

     Preferred Stock

     o    1,500,000 shares of Preferred Stock-Sixth Series, no par value

     o 300,000 shares of Preferred Stock-Seventh Series, Convertible, no par value

     o    1,250,000 shares of Preferred Stock-Eighth Series, no par value

     The Class A Common Stock consists of 100,000,000 shares of Class A Common Stock, having no par value at March 31, 2003.

     Sprint's Articles of Incorporation authorize 20,000,000 shares of Preferred Stock or 16,950,000 shares of Preferred Stock in addition to the series enumerated above. Sprint may issue the additional shares of Preferred Stock in one or more series, with such designations, preferences and relative, participating, optional or special rights, if any, and the qualifications, limitations or restrictions of such rights, as may be fixed and determined by resolution of the Board of Directors of Sprint.

     The FON Stock is intended to reflect the performance of the Sprint FON Group. The PCS Stock is intended to reflect the performance of Sprint's PCS Group.

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     The  Series 1 FON Stock and the  Series 1 PCS  Stock  are both  listed  and traded on the New York Stock Exchange.

     The outstanding Series 2 PCS Stock was issued to Tele- Communications, Inc., Comcast Corporation and Cox Communications, Inc. and certain of their affiliates in exchange for their interests in certain ventures that offer wireless personal communications services. These ventures are now a part of the PCS Group. Tele-Communications, Inc. transferred its shares of Series 2 PCS to a trust in 1999. The trust is in the process of dissolution and is distributing its shares of Series 2 PCS Stock to its beneficiaries, Liberty Media Corporation and its subsidiaries. That trust, Liberty Media Corporation, Comcast Corporation, Cox Communications, Inc., and their affiliates are referred to together as the Cable Holders. The Series 2 FON Stock will be issued only to the holders of Series 2 PCS Stock (or Preferred Stock - Seventh Series, Convertible, that converts into Series 2 PCS Stock) and only if the PCS Stock is converted into FON Stock before the conversion of all shares of Series 2 PCS Stock into Series 1 PCS Stock. See "Conversion of PCS Stock at the Option of Sprint" below.

     The Series 2 PCS Stock converts into Series 1 PCS Stock in most cases when it is transferred to a non-affiliate of the Cable Holders. The Series 2 PCS Stock also converts into Series 1 PCS Stock when the total number of votes represented by the outstanding shares of Series 2 PCS Stock, calculated as though the Series 2 PCS Stock has the same vote as the Series 1 PCS Stock, is below 1% of Sprint's outstanding voting power.

     The Series 3 FON Stock, the Series 3 PCS Stock, and the Class A Common Stock are all shares of stock that are referred to as Class A Stock. Shares of Class A Stock were issued only to France Telecom, Deutsche Telekom AG and a subsidiary of Deutsche Telekom. Deutsche Telekom and its subsidiary have sold all of their shares of Series 3 FON Stock and Series 3 PCS Stock and the shares underlying their Class A Common Stock, and their shares of Class A Common Stock have been cancelled.

     France Telecom has sold all of its shares of Series 3 FON Stock and all of the FON Stock underlying its shares of Class A Common Stock and has converted all of its shares of Series 3 PCS Stock into shares of Series 1 PCS Stock. In addition, all of the PCS Stock underlying its shares of Class A Common Stock has been issued as Series 1 PCS Stock. Consequently, the par value of the shares of Class A Common Stock held by FT has been reduced to $0.00 per and the Class A Common Stock is non-voting and has no liquidation rights.

     Sprint's Articles of Incorporation prohibit Sprint from issuing shares of Class A Stock following conversion of all outstanding shares of Class A Stock into shares of Series 1 FON Stock or Series 1 PCS Stock Although 100 million shares of Class A Common Stock, 1.2 billion shares of Series 3 FON Stock and 600 million shares of Series 3 PCS Stock continue to be authorized, this prohibition effectively limits the authorized common stock as follows:

     o Class A Common Stock is limited to the outstanding 43.1 million shares;
     o FON Stock is limited to 3 billion shares, consisting of the Series 1 FON Stock and the Series 2 FON Stock;

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     o    PCS Stock is limited to 4 billion  shares,  consisting of the Series 1
          PCS Stock and the Series 2 PCS Stock.

DIVIDEND RIGHTS AND RESTRICTIONS

     Dividends on the PCS Stock will be paid when declared by the Sprint Board. It is not anticipated that the Sprint Board will declare dividends on the PCS Stock in the foreseeable future.

     The Sprint Board may declare dividends on the FON Stock and not the PCS Stock, or it may declare dividends on the PCS Stock and not the FON Stock. If the Sprint Board declares a dividend on one series of the PCS Stock, it must declare the same dividend on all outstanding series of PCS Stock.

     Because the Class A Common Stock held by FT no longer represents either FON Stock or PCS Stock, it is no longer entitled to a dividend when dividends are declared on either the FON Stock or the PCS Stock.

     Dividends on the FON Stock and the PCS Stock may be declared only out of net income or surplus of Sprint. Net losses of either the PCS Group or the Sprint FON Group, and dividends and distributions on, or repurchases of, PCS Stock or FON Stock will reduce funds legally available for the payment of dividends on both classes of common stock.

     The Tracking Stock Policies adopted by the Sprint Board require that dividends on the PCS Stock may be paid only out of the lesser of

     o the funds of Sprint legally available for the payment of dividends, and

     o the PCS Group Available Dividend Amount, which is similar to the amount of assets that would be available for the payment of dividends on the PCS Stock under the Kansas General Corporation Code if the PCS Group were a separate company.

     The Sprint Board may not declare a dividend or distribution consisting of shares of FON Stock on the PCS Stock. The Sprint Board may only declare a dividend or distribution of shares of PCS Stock on the FON Stock if the shares to be issued represent an inter-group interest of the Sprint FON Group in the PCS Group.

     Before any dividends on the PCS Stock or any other class of common stock of Sprint may be paid or declared and set apart for payment, Sprint must pay or declare and set apart for payment full cumulative dividends on all outstanding series of Preferred Stock.

     Upon the issuance of a new series of Preferred Stock, the Sprint Board may provide for dividend restrictions on the PCS Stock as to that series of Preferred Stock.

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


VOTING RIGHTS

Votes Per Share

     The holders of PCS Stock vote together with the holders of the FON Stock and Preferred Stock as a single class on most matters. The Class A Common Stock is now non-voting. When all classes are voting as a single class, the holders have the following number of votes:

     o    The holders of the Series 1 FON Stock have one vote per share.

     o The holders of the Series 1 PCS Stock have a number of votes per share equal to the number obtained by dividing the Average Trading Price of one share of Series 1 PCS Stock by the Average Trading Price of one share of Series 1 FON Stock, computed as of the tenth trading day before the record date for determining the stockholders entitled to vote. For these purposes, the Average Trading Price is defined as the average closing price of the stock determined over the 20 trading days immediately preceding the date of determination. If the "ex-dividend" date for a dividend or distribution on either the Series 1 PCS Stock or the Series 1 FON Stock occurs during this 20 trading day period, or the effective date of any subdivision or combination of the Series 1 PCS Stock or Series 1 FON Stock occurs during this 20 trading day period, an appropriate adjustment is made to the closing prices used in the calculation. The vote per share of the Series 1 PCS Stock is expressed as a decimal fraction rounded to the nearest three decimal places. By way of example, if the Average Trading Price of one share of Series 1 PCS Stock is determined to be $5 and the Average Trading Price of one share of Series 1 FON Stock is determined to be $15, each share of Series 1 PCS Stock would have .333 votes.

     o The holders of the Series 2 PCS Stock have 1/10 of the vote per share that the holders of the Series 1 PCS Stock have.

     o The holders of the Seventh Series Preferred Stock have the number of votes per share equal to the aggregate number of votes of the shares of Series 1 PCS Stock or Series 2 PCS Stock into which a share of the Seventh Series Preferred Stock may be converted. At March 31, 2003, each share of Seventh Series Preferred Stock was convertible into
          65.04784 shares of Series 1 PCS Stock or Series 2 PCS Stock, depending on who held the share of Seventh Series Preferred Stock.

     If the PCS Stock is converted into FON Stock, the holders of Sprint's capital stock would have the following number of votes when all classes are voting as a single class:

     o    The holders of the Series 1 FON Stock would have one vote per share.

     o The holders of the Series 2 FON Stock would have 1/10 of a vote per share.

     o The holders of the Seventh Series Preferred Stock would have the number of votes per share equal to the aggregate number of votes of the shares of Series 1 FON Stock

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

          or Series 2 FON Stock into which a share of the Seventh Series Preferred Stock could be converted at that time. By way of example, if a share of Seventh Series Preferred Stock was convertible into 65 shares of Series 1 FON Stock, that share of Seventh Series Preferred Stock would have 65 votes. If under the same circumstances the share of Seventh Series Preferred Stock was convertible into 65 shares of Series 2 FON Stock, it would have 6.5 votes. Each share of Seventh Series Preferred Stock will be convertible into Series 1 FON Stock or Series 2 FON Stock, depending on who holds the share of Seventh Series Preferred Stock at that time.

     If the PCS Stock is entitled to vote on a matter as a separate class, each share will be entitled to one vote. If a particular series of PCS Stock, such as the Series 1 PCS Stock, is voting as a separate series, each share will be entitled to one vote.

     Sprint's Articles of Incorporation provide that the affirmative vote of the holders of a majority of the votes represented by the PCS Stock and Class A Common Stock voting together as a single class is required to adopt any amendment to Sprint's Articles of Incorporation that would

     o    increase or decrease the number of authorized shares of PCS Stock;

     o    increase or decrease the par value of shares of PCS Stock;

     o change the powers, preference or special rights of the shares of PCS Stock so as to affect them adversely.

     On each matter to be voted on by the holders of the PCS Stock and Class A Common Stock voting together as a single class, the holders of shares of each series of PCS Stock are entitled to one vote per share. Because there is no PCS Stock underlying the outstanding shares of Class A Common Stock, the Class A Common Stock would not have any vote when voting together with the PCS Stock as a single class.

     The Tracking Stock Policies adopted by the Sprint Board provide that the consent of the holders of a majority of the outstanding shares of PCS Stock, voting as a separate class, and the consent of the holders of a majority of the outstanding shares of FON Stock, voting as a separate class, is required to approve any acquisition by the FON Group of more than 33% of the assets of the PCS Group.

Special Voting Rights of the Preferred Stock

     The Preferred Stock is entitled to vote as a class with respect to certain matters affecting preferences of the Preferred Stock or an increase in the authorized shares of the class.

     The affirmative vote of two-thirds of the votes to which the holders of the outstanding shares of the Seventh Series Preferred Stock are entitled is necessary for authorizing or effecting the amendment, alteration or repeal of any of the provisions of the Articles of Incorporation

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which would  materially  and adversely  affect the voting  powers,  preferences, rights, powers or privileges, qualifications, limitations and restrictions of the Seventh Series Preferred Stock.

Classified Board; No Cumulative Voting

     The Sprint Board is currently divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of the directors. At the Annual Meeting of Stockholders held on May 13, 2003, the stockholders approved an amendment to Sprint's Articles of Incorporation declassifying the board. Under the amendment, each director elected at or after the 2004 Annual Meeting of Stockholders will be elected for a one- year term. Directors elected before that meeting will serve the remaining duration of their three-year terms.

     The holders of all classes and series of stock, except the Class A Stock, are entitled to vote in the election of these directors. Sprint stockholders are not entitled to cumulative voting rights in the election of directors.

REDEMPTION OF COMMON STOCK

     The Articles of Incorporation permit the redemption of shares of Series 1 FON Stock, Series 1 PCS Stock and Series 2 PCS Stock held by Aliens if necessary to comply with the foreign ownership limitations set forth in Section 310 of the U.S. Communications Act of 1934, as amended. The provisions permit Series 1 FON Stock, Series 1 PCS Stock and Series 2 PCS Stock to be redeemed at a price equal to the fair market value of the shares, except that the redemption price with respect to shares purchased by any Alien after November 21, 1995 and within one year of the redemption date would not, unless otherwise determined by the Sprint Board, exceed the purchase price paid for those shares by the Alien.

CONVERSION OF PCS STOCK AT THE OPTION OF SPRINT

     The Sprint Board may convert each share of Series 1 PCS Stock into shares of Series 1 FON Stock. At the same time as the Sprint Board converts the Series 1 PCS Stock into Series 1 FON Stock, it must convert the Series 2 PCS Stock into Series 2 FON Stock.

     The Sprint Board will determine the conversion ratio, subject to the requirement that it must make independent determinations as to the fairness of the conversion ratio to the holders of the PCS Stock, taken as a separate class, and to the holders of the FON Stock, taken as a separate class.

MANDATORY DIVIDEND, REDEMPTION OR CONVERSION OF PCS STOCK

     If Sprint disposes of all of the assets of the PCS Group, or if it disposes of at least 80% of the assets of the PCS Group on a then-current market value basis, it must use the net proceeds to pay a dividend on the PCS Stock or redeem the PCS Stock or it must convert the PCS Stock into FON Stock. There are certain exceptions to this rule; for example, Sprint does not have to pay a dividend on the PCS Stock, redeem the PCS Stock or convert the PCS Stock into FON Stock

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

when it receives in exchange for the assets primarily equity securities of an entity engaged, or proposing to engage, in a business similar or complementary to the business of the PCS Group.

     If the Sprint Board determines to convert the PCS Stock into FON Stock in these circumstances, Sprint will convert each share of PCS Stock into a number of shares of FON Stock at a ratio equal to 110% of the average Market Value of one share of Series 1 PCS Stock to the average Market Value of one share of Series 1 FON Stock computed over a 10-trading day period beginning on the 16th trading day after the consummation of the disposition. The Market Value is defined as the average of the high and low reported sales prices regular way. Appropriate adjustments are made if an ex-dividend date or an effective date for a subdivision or combination of the relevant shares occurs during the measurement period.

     If the Sprint Board determines to pay a dividend on the PCS Stock or redeem the PCS Stock, Sprint will distribute to holders of PCS Stock cash or securities, other than common equity securities of Sprint, or other property, or a combination of cash and securities and other property, equal to the fair value of the net proceeds after deducting amounts necessary to pay transaction costs, taxes on the disposition, liabilities of the PCS Group, and any amount corresponding to any inter-group interest in the PCS Group held by the Sprint FON Group.

REDEMPTION OF PCS STOCK IN EXCHANGE FOR STOCK OF A SUBSIDIARY

     Sprint may redeem all of the outstanding shares of PCS Stock in exchange for the outstanding shares of common stock of one or more wholly-owned subsidiaries that hold all of the assets and liabilities attributed to the PCS Group if the following condition is met

     o Either the redemption must be tax free to the holders of PCS Stock or an arrangement must exist such that holders of PCS Stock, net of related taxes, are in a position substantially equivalent economically to the position they would be in if the redemption were tax free.

LIQUIDATION RIGHTS

     In the event of the liquidation of Sprint, the prior rights of creditors and the aggregate liquidation preference of any Preferred Stock then outstanding must first be satisfied. The holders of FON Stock and PCS Stock will be entitled to share in the remaining assets of Sprint in accordance with the per share Liquidation Units attributable to each class or series of common stock. The holders of PCS Stock have no special claim to the assets attributed to the PCS Group. The Liquidation Units attributable to each class of common stock are as follows:

     o    Each share of FON Stock is attributed one Liquidation Unit.

     o    Each share of PCS Stock is attributed 0.2046 Liquidation Units.

     The number of Liquidation Units for each share of FON Stock and each share of PCS Stock will be adjusted for stock splits, reverse stock splits and other corporate events affecting the FON Stock or the PCS Stock.

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PREEMPTIVE RIGHTS

     No holder of shares of FON Stock, PCS Stock, or any other capital stock of Sprint is entitled to preemptive rights or subscription rights, other than pursuant to the Rights issued pursuant to Sprint's Rights Agreement. At the time of the acquisition of their shares of Series 2 PCS Stock, Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. were given contractual rights to purchase additional shares of Series 2 PCS Stock under certain circumstances to enable them to maintain certain ownership levels.

FULLY PAID

     The outstanding shares of FON Stock, PCS Stock and Class A Common Stock are fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for PCS Stock and FON Stock is UMB Bank, n.a., Kansas City, Missouri.

CHANGE OF CONTROL PROVISIONS

     The Kansas General Corporation Code and Sprint's Articles of Incorporation and Bylaws contain provisions which could discourage or make more difficult a change in control of Sprint without the support of the Sprint Board. A summary of these provisions follows.

Vote Required for Certain Business Combinations

     Sprint's Articles of Incorporation require that certain business combinations initiated by a beneficial owner of 10 percent or more of Sprint's voting stock must be approved by the holders of 80 percent of the outstanding voting stock.

Restriction on Purchase of Equity Securities by Sprint

     If the beneficial owner of 5 percent or more of a class of Sprint's equity securities has held any of the securities for less than two years, Sprint's Articles of Incorporation prohibit Sprint from purchasing equity securities of the same class as the securities held for less than two years from the 5 percent security holder at a premium over market price unless Sprint either

     o obtains the approval of the holders of a majority of the voting power of Sprint's outstanding capital stock, excluding the shares held by the 5 percent security holder, or

     o makes a tender or exchange offer to purchase securities of the same class on the same terms to all holders of those equity securities.

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     The approval of  stockholders is not required in connection with purchases, redemptions or other acquisitions by Sprint of Sprint capital stock held by France Telecom, Deutsche Telekom, certain of their designated subsidiaries or certain other qualified holders of the Class A Stock pursuant to the investment agreements entered into with France Telecom and Deutsche Telekom or Sprint's Articles of Incorporation. The approval of stockholders is also not required in connection with purchases, redemptions, conversions or other acquisitions of PCS Stock from a holder of that stock pursuant to the Articles of Incorporation.

Removal of Directors

     Sprint's Articles of Incorporation provide that directors may be removed only for cause. Removal for cause requires the affirmative vote of the holders of a majority of the votes represented by the shares entitled to vote on the election of that director. This limitation makes it more difficult to remove directors.

Notice Provisions Relating to Stockholder Proposals and Nominees

     Sprint's Bylaws contain provisions requiring a stockholder to give advance written notice to Sprint of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not less than 120 days and not more than 150 days before the first anniversary of the preceding year's annual meeting. Under the Sprint Bylaws, a special meeting of stockholders may be called only by the Chairman, the President or the Board of Directors of Sprint. In order for business to be conducted at a special meeting of stockholders, it must be either specified in the notice of meeting given by or at the direction of the Sprint Board of Directors or otherwise properly brought before the meeting by or at the direction of the Sprint Board of Directors.

Rights Plan

     The Sprint Board has adopted a Rights Agreement. Pursuant to the terms of the Rights Agreement, Rights are attached to the FON Stock and the PCS Stock. For a description of the FON Group Rights attached to the FON Stock, see Amendment No. 4 to Sprint's Registration Statement on Form 8-A relating to the FON Group rights, filed April 2, 2003. For a description of the PCS Group Rights attached to the PCS Stock, see Amendment No. 3 to Sprint's Registration Statement on Form 8-A relating to the PCS Group rights, filed April 2, 2003.

Business Combination Statute

     Kansas has a Business Combination Statute which limits certain business combinations between Kansas corporations, like Sprint, and interested stockholders, who are certain persons beneficially owning a significant percentage of the voting stock of the corporation. However, business combinations with a stockholder who became an interested stockholder in a transaction approved by the corporation's Board of Directors are exempted from these provisions.

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Control Share Acquisition Statute

     Kansas also has a Control Share Acquisition Statute that provides that persons who acquire beneficial ownership of the voting stock of a corporation in excess of certain thresholds lose the right to vote the shares acquired in the transaction resulting in the person exceeding one of the thresholds, unless the acquisition is approved by

     o    a majority of the outstanding voting shares of the corporation, and

     o a majority of the outstanding voting shares of the corporation excluding the shares owned by the person making the acquisition, shares held by the officers of the corporation and shares held by
          directors  of  the   corporation   who  are  also   employees  of  the
          corporation.

The thresholds are 20%, 33 1/3% and 50% of the voting power. Shares acquired directly from the issuing corporation are not subject to the statute.

Item 2.        Exhibits.

3.1 Articles of Incorporation of Registrant, as amended (filed as Exhibit 3.1 to Registrant's Registration Statement on Form 8-A relating to the Registrant's Series 1 FON Common Stock, filed May 22, 2003, and incorporated herein by reference).

3.2 Bylaws of the Registrant, as amended (filed as Exhibit 3.2 to Amendment No. 4 to the Registrant's Registration Statement on Form 8-A relating to the Registrant's Series 1 PCS Common Stock, filed April 17, 2002, and incorporated herein by reference).

4.1 The rights of the Registrant's equity security holders are defined in the Fifth, Sixth, Seventh and Eighth Articles of the Registrant's Articles of Incorporation. See Exhibit 3.1.

4.2 Provisions regarding Stockholders' Meetings are set forth in Article III of the Bylaws. Provisions regarding the Capital Stock Committee are set forth in Article IV, Section 12 of the Bylaws. See Exhibit 3.2.

4.3 Amended and Restated Rights Agreement dated as of November 23, 1998 between the Registrant and UMB Bank, n.a., as Rights Agent (filed as Exhibit 4.1 to Amendment No. 1 to the Registrant's Registration Statement on Form 8-A relating to the Registrant's PCS Group Rights, filed November 25, 1998, and incorporated herein by reference).

4.4 Amendment dated as of March 28, 2003, to Amended and Restated Rights Agreement between the Registrant and UMB Bank, n.a., as Rights Agent (filed as Exhibit 4.1(b) to the Registrant's Amendment No. 3 to the Registration Statement on Form 8-A relating to the Registrant's PCS Group Rights, filed April 2, 2003, and incorporated herein by reference).

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

4.5 Amended and Restated Standstill Agreement dated November 23, 1998, by and among Registrant, France Telecom and Deutsche Telekom AG (filed as Exhibit 4E to Post-Effective Amendment No. 2 to Registrant's Registration Statement on Form S-3 (No. 33-58488) and incorporated herein by reference), as amended by the Master Transfer Agreement dated January 21, 2000 between and among France Telecom, Deutsche Telekom AG, NAB Nordamerika Beteiligungs Holding GmbH, Atlas Telecommunications, S.A., the Registrant, Sprint Global Venture, Inc. and the JV Entities set forth in Schedule II thereto (filed as Exhibit 2 to the Registrant's Current Report on Form 8-K dated January 26, 2000 and incorporated herein by reference).

4.6  Tracking   Stock   Policies  of  Registrant   (filed  as  Exhibit  4(c)  to
     Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2001, and incorporated herein by reference).














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


                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Exchange Act, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SPRINT CORPORATION


                              By:  /s/ Michael T. Hyde
                                   Michael T. Hyde, Assistant Secretary


Date: May 22, 2003

















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